UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 1)*

BGC Partners, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

05541T 10 1

(CUSIP Number)

Stephen M. Merkel, Esq.

Cantor Fitzgerald, L.P.

499 Park Avenue

New York, New York 10022

(212) 610-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05541T 10 1	13D	Page 2 of 15

1	NAME OF REPORTING PERSONS Cantor Fitzgerald, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares of Class A Common Stock
8 SHARED VOTING POWER 32,405,839 shares of Class A Common Stock
9 SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
10 SHARED DISPOSITIVE POWER 32,405,839 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,405,839 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 05541T 10 1	13D	Page 3 of 15

1	NAME OF REPORTING PERSONS CF Group Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares of Class A Common Stock
8 SHARED VOTING POWER 32,843,396 shares of Class A Common Stock
9 SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
10 SHARED DISPOSITIVE POWER 32,843,396 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,843,396 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 05541T 10 1	13D	Page 4 of 15

1	NAME OF REPORTING PERSONS Howard W. Lutnick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 10,119,435 shares of Class A Common Stock
8 SHARED VOTING POWER 33,018,985 shares of Class A Common Stock
9 SOLE DISPOSITIVE POWER 10,119,435 shares of Class A Common Stock
10 SHARED DISPOSITIVE POWER 33,018,985 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,138,420 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 05541T 10 1	13D	Page 5 of 15

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D, dated April 25, 2008 (the “Original 13D”), filed by Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”), CF Group Management, Inc., a New York corporation (“CFGM”), and Howard W. Lutnick (together with CFLP and CFGM, the “Reporting Persons”). Capitalized terms not defined herein shall have the respective meanings ascribed to them in the Original 13D.

Item 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by adding the following:

See the response to Item 4, which is incorporated by reference herein.

Item 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and supplemented by adding the following:

As previously reported in the Original 13D, in connection with the Separation CFLP provided to retained and founding partners distribution rights to receive, over time, an aggregate of 33,368,608 shares of Class A Common Stock from CFLP (25,450,278 shares with respect to retained partners and 7,918,330 shares with respect to founding partners). Due to a clerical error, however, certain of these numbers were slightly incorrect. The correct aggregate number of shares of Class A Common Stock that CFLP was required, as of April 1, 2008, to distribute to retained and founding partners was 33,367,358 (25,463,106 shares with respect to retained partners and 7,904,252 shares with respect to founding partners), which is 1,250 shares lower than the 33,368,608 shares previously reported in the Original 13D. As reported below, CFLP distributed certain of these shares to retained and founding partners on an accelerated basis on June 10, 2008.

As previously reported in the Original 13D, in connection with the Separation CFLP received (i) 44,821,399 BGC Holdings limited partnership units, which it then transferred to the founding partners in redemption of their existing CFLP limited partnership units, and (ii) 67,069,530 BGC Holdings limited partnership units, which it retained. Due to a clerical error, however, these numbers were slightly incorrect. The correct number of (a) BGC Holdings limited partnership units transferred by CFLP to the founding partners on April 1, 2008 in redemption of their CFLP limited partnership units was 44,757,259, which is 64,140 BGC Holdings limited partnership units lower than the 44,821,399 units previously reported in the Original 13D, and (b) BGC Holdings limited partnership units retained by CFLP, as of April 1, 2008, was 67,133,670, which is 64,140 BGC Holdings limited partnership units higher than the 67,069,530 units previously reported in the Original 13D.

As previously reported in the Original 13D, CFLP has the right to purchase from BGC Holdings any non-exchangeable BGC Holdings limited partnership units held by any founding partner that are redeemed by BGC Holdings upon termination or bankruptcy of the founding partner. Any such BGC Holdings limited partnership units purchased by CFLP from BGC Holdings will be exchangeable by CFLP for shares of Class B Common Stock or, at CFLP’s election, shares of Class A Common Stock, in each case on a one-for-one basis (subject to customary anti-dilution adjustments), from the Company, on the same basis as CFLP’s other BGC Holdings limited partnership units. On May 26, 2008, upon the termination of a founding partner, BGC Holdings redeemed 7,456 BGC Holdings limited partnership units held by such founding partner. Accordingly, CFLP has the right to purchase these 7,456 BGC Holdings limited partnership units from BGC Holdings. CFLP has not yet determined whether it will exercise its right to purchase these 7,456 BGC Holdings limited partnership units from BGC Holdings.

As previously reported in the Original 13D, the Company filed a registration statement on Form S-1 with respect to a proposed primary and secondary offering of the Company’s Class A Common Stock (the “Offering”). CFLP exercised its piggyback rights under the separation registration rights agreement to participate in the Offering.

CUSIP No. 05541T 10 1	13D	Page 6 of 15

In connection with the Offering, the Company filed with the U.S. Securities and Exchange Commission (the “Commission”) the initial registration statement on Form S-1 (Reg. No. 333-150308) on April 18, 2008, Amendment No. 1 to the registration statement on May 27, 2008 (“Amendment No. 1”) and Amendment No. 2 to the registration statement on June 5, 2008 (“Amendment No. 2”). Amendment No. 1 disclosed that the proposed Offering would consist of (i) 10,000,000 shares of Class A Common Stock to be sold by the Company and (ii) an aggregate of 26,000,000 shares of Class A Common Stock to be sold by the Selling Stockholders (as defined below), including 10,120,555 shares of Class A Common Stock to be sold by CFLP. Amendment No. 2 disclosed that the size of the Offering had been reduced to an aggregate of 20,000,000 shares of Class A Common Stock, consisting of (a) 10,000,000 shares of Class A Common Stock being sold by the Company and (b) an aggregate of 10,000,000 shares of Class A Common Stock being sold by the Selling Stockholders, including 3,926,178 shares of Class A Common Stock being sold by CFLP. The Offering closed on June 10, 2008.

In connection with the Offering, the Company, BGC Partners, L.P., BGC Global Holdings, L.P., BGC Holdings, CFLP and the other selling stockholders named in Schedule II thereto (individually, a “Selling Stockholder” and, collectively, the “Selling Stockholders”), and Deutsche Bank Securities Inc. and Cantor Fitzgerald & Co., as representatives of the several underwriters named in Schedule I thereto (the “Underwriters”), entered into an Underwriting Agreement, dated June 5, 2008 (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, the Company and the Selling Stockholders agreed to sell their respective shares of Class A Common Stock to the Underwriters, and the Underwriters agreed to purchase such shares, at a price of $7.72 per share. Pursuant to the separation registration rights agreement, all expenses of the Offering, except for underwriting discounts and commissions and counsel fees of the Selling Stockholders, were borne by the Company. The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by reference to the Form of Underwriting Agreement included as Exhibit 15 to this Amendment and incorporated by reference herein. See also the section entitled “Underwriting” on pages 298 through 301 of the final prospectus, dated June 5, 2008, filed by the Company with the Commission on June 6, 2008 pursuant to Rule 424(b)(1) promulgated under the Securities Act (the “Prospectus”), which is incorporated by reference herein.

Pursuant to the Underwriting Agreement, CFLP sold to the Underwriters 3,926,178 shares of Class A Common Stock at a price of $7.72 per share. The Underwriters then sold such shares to the public as set forth in the Prospectus. The transaction resulted in aggregate net proceeds to CFLP, before underwriting discounts and commissions and counsel fees, of $30,310,094.

Cantor Fitzgerald & Co. and CastleOak Securities, L.P., which are affiliates of the Company, CFLP, CFGM and Mr. Lutnick, acted as Underwriters in the Offering. As Underwriters, Cantor Fitzgerald & Co. and CastleOak Securities, L.P. purchased from the Company and/or the Selling Stockholders 6,435,000 shares of Class A Common Stock and 200,000 shares of Class A Common Stock, respectively, and received discounts and commissions totaling $1,801,800 and $56,000, respectively.

Pursuant to the Underwriting Agreement, the Company and CFLP, as a Selling Stockholder, granted the Underwriters an option, exercisable not later than 30 days after June 5, 2008, to purchase up to 3,000,000 additional shares of Class A Common Stock at a price of $7.72 per share. The option shares will be sold by the Company or CFLP, or a combination thereof, at the Company’s election. If the Underwriters exercise this option in full, and the Company elects to have CFLP sell its shares to the Underwriters, CFLP may exchange up to 3,000,000 of its BGC Holdings limited partnership units for shares of Class A Common Stock to sell pursuant to such option. If the Underwriters exercise the option in full, Cantor Fitzgerald & Co. and CastleOak Securities, L.P. will purchase 965,250 and 30,000

CUSIP No. 05541T 10 1	13D	Page 7 of 15

shares, respectively, and receive discounts and commissions totaling $270,270 and $8,400, respectively. See the section entitled “Underwriting” on pages 298 to 301 of the Prospectus, which is incorporated by reference herein.

In connection with its sale of 3,926,178 shares of Class A Common Stock in the Offering, CFLP did not exchange any of its BGC Holdings limited partnership units. Therefore, CFLP remains able to exchange up to an aggregate of 20,000,000 of its BGC Holdings limited partnership units prior to the first anniversary of the completion of the Separation for shares of Class A Common Stock in connection with a broad-based public offering, including all shares of Class A Common Stock received upon such exchange, underwritten by a nationally recognized investment banking firm. Assuming that the Underwriters exercise the option in full, that all of the option shares are sold by CFLP to the Underwriters, and that CFLP exchanges 3,000,000 of its BGC Holdings limited partnership units for shares of Class A Common Stock to sell pursuant to such option, CFLP would still be able to exchange up to 17,000,000 additional BGC Holdings limited partnership units.

In connection with the Offering, CFLP determined to accelerate the distribution of 6,073,355 shares of Class A Common Stock, distributable pursuant to distribution rights provided by CFLP to retained and founding partners, solely to permit such partners to sell such shares in the Offering. The 6,073,355 shares of Class A Common Stock distributed by CFLP included (i) 192,308 shares of Class A Common Stock distributed to Lord Lovat and (ii) 5,769 shares of Class A Common Stock distributed to Rick Lambert, as a member of LFA. The 192,308 shares of Class A Common Stock distributed to Lord Lovat and the 5,769 shares of Class A Common Stock distributed to Mr. Lambert represent the only shares sold by each of Lord Lovat and Mr. Lambert in the Offering.

CFLP also determined to accelerate the distribution of 175,000 shares of Class A Common Stock, distributable pursuant to distribution rights granted by CFLP to Mr. Merkel, solely to permit Mr. Merkel to sell such shares to the Company. Pursuant to a Stock Purchase Agreement, dated June 2, 2008, by and between Mr. Merkel and the Company (the “Stock Purchase Agreement”), Mr. Merkel agreed to sell, and the Company agreed to purchase, 175,000 shares of Class A Common Stock. On June 10, 2008, the Company used a portion of the net proceeds received by it in the Offering to purchase the 175,000 shares of Class A Common Stock from Mr. Merkel at a price of $7.72 per share. The sale resulted in aggregate proceeds to Mr. Merkel of $1,351,000. The foregoing description of the Stock Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the Form of Stock Purchase Agreement included as Exhibit 16 to this Amendment and incorporated by reference herein.

As a result of CFLP’s accelerated distribution of shares of Class A Common Stock described above, the number of remaining shares of Class A Common Stock that CFLP was required to distribute to retained and founding partners, as of the June 10, 2008 closing of the Offering, was 27,119,003 shares of Class A Common Stock (23,225,523 shares with respect to retained partners and 3,893,480 shares with respect to founding partners). In addition, as a result of the transactions described above, the number of shares of Class A Common Stock receivable from CFLP by the Reporting Persons, the persons listed on Schedule A of the Original 13D and other entities and individuals named in the Original 13D, pursuant to distribution rights from CFLP, had not changed, except for the following: (i) Mr. Merkel held 60,683 distribution rights, after deducting the 175,000 shares of Class A Common Stock he received from CFLP and sold to the Company, (ii) Lord Lovat held 1,679,565 distribution rights, after deducting the 192,308 shares of Class A Common Stock received from CFLP and sold in the Offering, and (iii) LFA held 166,073 distribution rights, after deducting the 5,769 shares of Class A Common Stock received from CFLP and sold in the Offering by Mr. Lambert, as a member of LFA.

As previously reported in the Original 13D, CFLP provided all founding partners with the right to exchange 20% of their BGC Holdings limited partnership units with the Company, upon the

CUSIP No. 05541T 10 1	13D	Page 8 of 15

completion of the Merger, for shares of Class A Common Stock on a one-for-one basis (subject to customary anti-dilution adjustments), with one-third of the shares receivable by a founding partner upon exchange becoming saleable on each of the first, second and third anniversaries of the completion of the Merger, subject to applicable law. In order to enable a founding partner to sell 467 shares of Class A Common Stock in the Offering, the Company, as the general partner of BGC Holdings, determined to remove the resale restrictions on such shares.

In order to facilitate the Offering, each Selling Stockholder executed a Power of Attorney in favor of Messrs. Lutnick and Merkel. Pursuant to the Power of Attorney, each of Messrs. Lutnick and Merkel was granted the authority to act as agent and attorney-in-fact by such Selling Stockholder with respect to all matters arising in connection with the Offering, including, but not limited to, the power and authority on behalf of such Selling Stockholder to (i) negotiate and enter into the Underwriting Agreement, (ii) determine the number of shares of Class A Common Stock to be sold by the Selling Stockholder in the Offering, (iii) determine, subject to certain determinations to be made by CFLP and the Company, whether the shares of Class A Common Stock to be sold by the Selling Stockholder in the Offering would be obtained by the Selling Stockholder pursuant to (a) distribution rights granted by CFLP, (b) an exchange of BGC Holdings limited partnership units, or (c) a combination thereof, (iv) approve on behalf of the Selling Stockholder any amendments to the Registration Statement or the Prospectus and (v) endorse, transfer and deliver certificates for the shares of Class A Common Stock sold by such Selling Stockholder in the Offering as instructed by the Underwriters. The foregoing description of the Power of Attorney is not intended to be complete and is qualified in its entirety by reference to the Form of Power of Attorney included as Exhibit 17 to this Amendment and incorporated by reference herein.

In connection with the Offering, each (i) Selling Stockholder, including CFLP and Mr. Fraser as the sole shareholder of Lord Lovat, pursuant to Section 4(x) of the Underwriting Agreement, and (ii) each executive officer of the Company, including Messrs. Lutnick and Merkel, and each director of the Company, pursuant to an individual lock-up agreement (the “Lock-Up Agreement”), agreed, except in connection with shares of Class A Common Stock being sold in the Offering, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of the Company’s Common Stock or other securities convertible into or exchangeable or exercisable for shares of the Common Stock or derivatives of Common Stock owned by these persons prior to the Offering or Common Stock issuable upon exercise of options or warrants held by these persons, for a period of 90 days after June 5, 2008 without the prior written consent of the representatives of the Underwriters. The foregoing description of the lock-up agreement of each of the Selling Stockholders is not intended to be complete and is qualified in its entirety by reference to Section 4(x) of the Underwriting Agreement included as Exhibit 15 to this Amendment and incorporated by reference herein. The foregoing description of the Lock-Up Agreement is not intended to be complete and is qualified in its entirety by reference to the Form of Lock-Up Agreement included as Exhibit 18 to this Amendment and incorporated by reference herein. See also the section entitled “Underwriting” on pages 298 through 301 of the Prospectus, which is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

The following information is provided as of June 10, 2008:

CFLP is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 606,477 shares of Class A Common Stock owned of record by it, and (ii) 31,799,362 shares of Class A Common Stock receivable upon conversion of 31,799,362 shares of Class B Common Stock owned of record by it. CFLP shares voting and dispositive power over these shares of Class A Common Stock with CFGM, its Managing General Partner, and with Mr. Lutnick, the President and sole shareholder of CFGM.

CUSIP No. 05541T 10 1	13D	Page 9 of 15

CFGM is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 388,812 shares of Class A Common Stock owned of record by it, (ii) 48,745 shares of Class A Common Stock receivable upon conversion of 48,745 shares of Class B Common Stock owned of record by it, and (iii) 32,405,839 shares of Class A Common Stock (606,477 shares of Class A Common Stock owned of record by CFLP and 31,799,362 shares of Class A Common Stock receivable upon conversion of 31,799,362 shares of Class B Common Stock owned of record by CFLP) beneficially owned by CFLP.

Mr. Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 940,373 shares of Class A Common Stock owned of record by him, (ii) 9,175,000 shares of Class A Common Stock subject to options exercisable within 60 days, and (iii) 4,062 shares of Class A Common Stock held in Mr. Lutnick’s 401(k) account. Mr. Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 175,589 shares of Class A Common Stock owned of record for the benefit of Mr. Lutnick’s descendants by the Trust, and (ii) an aggregate of 32,843,396 shares of Class A Common Stock (995,289 shares of Class A Common Stock owned of record by CFGM and CFLP and 31,848,107 shares of Class A Common Stock receivable upon conversion of 31,848,107 shares of Class B Common Stock owned of record by CFGM and CFLP) beneficially owned by CFGM and CFLP, by virtue of being the President and sole shareholder of CFGM.

KBCR does not beneficially own any shares of Class A Common Stock.

Mr. Fraser is the beneficial owner of, and has sole voting and dispositive power with respect to, 27,431 shares of Class A Common Stock owned of record by trusts for the benefit of his children.

Mr. Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 15,553 shares of Class A Common Stock owned of record by him, (ii) 610,000 shares of Class A Common Stock subject to options exercisable within 60 days, and (iii) 3,892 shares of Class A Common Stock held in Mr. Merkel’s 401(k) account. Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to, 2,250 shares of Class A Common Stock held of record by Mr. Merkel’s wife.

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 94,467 shares of Class A Common Stock owned of record by her.

Mr. Barnard does not beneficially own any shares of Class A Common Stock.

Ms. Allison Lutnick does not beneficially own any shares of Class A Common Stock.

(a) Number of shares and percent of Class A Common Stock beneficially owned on June 10, 2008 by each of the Reporting Persons and the other persons listed on Schedule A of the Original 13D:

Number of Shares of Class A Common Stock:

Person	Number of Shares
CFLP	32,405,839
CFGM	32,843,396
Mr. Lutnick	43,138,420
KBCR	0
Mr. Fraser	27,431
Mr. Merkel	631,695
Ms. Edith Lutnick	94,467
Mr. Barnard	0
Ms. Allison Lutnick	0

CUSIP No. 05541T 10 1	13D	Page 10 of 15

Percent of Class A Common Stock:

Person	Percentage
CFLP	39.1%
CFGM	39.6%
Mr. Lutnick	46.8%
KBCR	*
Mr. Fraser	*
Mr. Merkel	*
Ms. Edith Lutnick	*
Mr. Barnard	*
Ms. Allison Lutnick	*

(b) Number of shares of Class A Common Stock beneficially owned on June 10, 2008 as to which the Reporting Persons and each of the other persons listed on Schedule A of the Original 13D has:

(i)	sole power to vote or direct the vote:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	10,119,435
KBCR	0
Mr. Fraser	27,431
Mr. Merkel	629,445
Ms. Edith Lutnick	94,467
Mr. Barnard	0
Ms. Allison Lutnick	0

(ii)	shared power to vote or direct the vote:

Person	Number of Shares
CFLP	32,405,839
CFGM	32,843,396
Mr. Lutnick	33,018,985
KBCR	0
Mr. Fraser	0
Mr. Merkel	2,250
Ms. Edith Lutnick	0
Mr. Barnard	0
Ms. Allison Lutnick	0

*	Less than 1%.

CUSIP No. 05541T 10 1	13D	Page 11 of 15

(iii)	sole power to dispose or to direct the disposition of:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	10,119,435
KBCR	0
Mr. Fraser	27,431
Mr. Merkel	629,445
Ms. Edith Lutnick	94,467
Mr. Barnard	0
Ms. Allison Lutnick	0

(iv)	shared power to dispose of or to direct the disposition of:

Person	Number of Shares
CFLP	32,405,839
CFGM	32,843,396
Mr. Lutnick	33,018,985
KBCR	0
Mr. Fraser	0
Mr. Merkel	2,250
Ms. Edith Lutnick	0
Mr. Barnard	0
Ms. Allison Lutnick	0

(c) On May 20, 2008, Mr. Merkel gifted 135 shares of Class A Common Stock. On June 3, 2008, Mr. Lutnick gifted 300 shares of Class A Common Stock.

In addition, see the response to Item 4 which is incorporated by reference herein.

(d) The beneficiaries of the Trust have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by the Trust. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by it. Mr. Merkel’s spouse has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by her.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented by adding the following:

The shares of Class A Common Stock sold by CFLP to the Underwriters in the Offering and the shares of Class A Common Stock distributed by CFLP to retained and founding partners in connection with the Offering and to Mr. Merkel in connection with his sale of shares of Class A Common Stock to the Company were not shares pledged under the Pledge Agreement.

See the responses to Items 4 and 5, which are incorporated by reference herein.

CUSIP No. 05541T 10 1	13D	Page 12 of 15

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 14	Joint Filing Agreement, dated as of June 30, 2008, among the Reporting Persons.

Exhibit 15	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-150308) filed with the Commission on June 5, 2008).

Exhibit 16	Form of Stock Purchase Agreement by and between the Company and Mr. Merkel (incorporated by reference to Exhibit 10.31 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-150308) filed with the Commission on May 27, 2008).

Exhibit 17	Form of Power of Attorney.

Exhibit 18	Form of Lock-Up Agreement.

[The remainder of this page intentionally left blank.]

CUSIP No. 05541T 10 1	13D	Page 13 of 15

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 30, 2008

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, President and Chief Executive

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	President

/s/ Howard W. Lutnick
Howard W. Lutnick

[Signature Page to Schedule 13D/A dated June 30, 2008]

CUSIP No. 05541T 10 1	13D	Page 14 of 15

EXHIBIT INDEX

Exhibit 14	Joint Filing Agreement, dated as of June 30, 2008, among the Reporting Persons.

Exhibit 15	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-150308) filed with the Commission on June 5, 2008).

Exhibit 16	Form of Stock Purchase Agreement by and between the Company and Mr. Merkel (incorporated by reference to Exhibit 10.31 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-150308) filed with the Commission on May 27, 2008).

Exhibit 17	Form of Power of Attorney.

Exhibit 18	Form of Lock-Up Agreement.

[The remainder of this page intentionally left blank.]

CUSIP No. 05541T 10 1	13D	Page 15 of 15

Exhibit 14

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 30th day June, 2008, among Cantor Fitzgerald, L.P., CF Group Management, Inc. and Howard W. Lutnick (collectively, the “Reporting Persons”).

WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Reporting Persons hereby agree and represent as follows:

1.	Amendment No. 1 to Schedule 13D with respect to the Class A Common Stock, par value $0.01 per share, of BGC Partners, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Reporting Persons.

2.	Each of the Reporting Persons is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Person contained therein, provided that each such Person is not responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons, unless such Person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, President and Chief Executive Officer

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	President

/s/ Howard W. Lutnick
Howard W. Lutnick

Exhibit 17

BGC PARTNERS, INC.

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

IRREVOCABLE POWER OF ATTORNEY OF SELLING STOCKHOLDER

The undersigned is a holder of rights to receive shares of Class A Common Stock, par value $0.01 per share (“Shares”), of BGC Partners, Inc., a Delaware corporation (the “Company”), from (a) distribution rights (“Distribution Rights”) of Cantor Fitzgerald, L.P., a Delaware limited partnership (“Cantor”) (which entitle the holder to two Shares per Distribution Right, pursuant to their terms), and/or (b) founding partner interests (“Founding Partner Interests”) in BGC Holdings, L.P., a Delaware limited partnership (“BGC Holdings”) (which is exchangeable into Shares on a one-for-one basis (subject to anti-dilution adjustments), pursuant to their terms). The Distribution Rights (including Shares receivable pursuant to Distribution Rights) and/or Founding Partner Interests (including Shares received upon exchange of Founding Partner Interests) are referred to herein as the “Interests.” The undersigned acknowledges, that the Company, the undersigned and certain other stockholders of the Company (the undersigned and such other stockholders being hereafter referred to as the “Selling Stockholders”) propose to sell certain Shares to the several underwriters (the “Underwriters”) to be named in the Underwriting Agreement (as defined below), represented by Deutsche Bank Securities Inc. and Cantor Fitzgerald & Co. (the “Representatives”), to be entered into in connection with the Proposed Offering, and that the Underwriters propose to offer such Shares to the public (the “Proposed Offering”). The undersigned also understands that, in connection with the Proposed Offering, the Company has filed a Registration Statement on Form S-1 (as amended, including post-effective amendments, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”) on April 18, 2008, to register under the Securities Act of 1933, as amended (the “1933 Act”), the offering of the Shares to be sold by the Company and the Selling Stockholders.

Following the execution and delivery of this Power of Attorney, the Attorneys-in-Fact on behalf of the undersigned will also execute and deliver a Custody Agreement (the “Custody Agreement”) substantially in the form attached as Annex D to the package of selling stockholders documents distributed to you (the “Selling Stockholders Documents”) pursuant to which the undersigned is authorizing the delivery to American Stock Transfer & Trust Company (the “Custodian”) of Shares to be held in escrow, and authorizing the sale of such Shares in connection with the Proposed Offering as set forth in the Custody Agreement.

1. In connection with the foregoing, the undersigned hereby irrevocably appoints Howard W. Lutnick and Stephen M. Merkel, and either of them acting alone, the attorneys-in-fact (collectively the “Attorneys-in-Fact” and individually an “Attorney-in-Fact”) of the undersigned, and agrees that the Attorneys-in-Fact, or either of them acting alone, may also act as Attorneys-In-Fact for any other Selling Stockholder, with full power and authority in the name of, and for and on behalf of, the undersigned:

(a) to sell to the Underwriters up to the number (the “Maximum Amount”) of Shares set forth opposite the name of the undersigned at the end of this Power of Attorney, including any Option Shares held in escrow by the Custodian; to do all things necessary to in the case of Selling Stockholders holding (i) Distribution Rights to receive any Shares receivable pursuant to such Selling Stockholders’ Distribution Rights, and/or (ii) Founding

Partner Interests, to exchange such Founding Partner Interests for Shares, in each case as is necessary to sell to the Underwriters up to the Maximum Amount, with such allocation among Shares receivable pursuant to Distribution Rights and/or Shares receivable upon exchange of Founding Partner Interests (including, which Founding Partner Interests, if any, are to be exchanged) as the Attorneys-in-Fact shall determine or such lesser portion (including none) as the Attorneys-in-Fact, or any one of them, in their or his sole discretion shall determine, in each case at a purchase price per share to be paid by the Underwriters, as determined by negotiation among the Company and the Representatives, but at the same price per Share to be paid by the Underwriters to the Company and each of the other Selling Stockholders for the Shares sold by any of them;

(b) for the purpose of effecting such sales, to negotiate, execute, deliver and perform the undersigned’s obligations under, and to make the representations, warranties, covenants and agreements on behalf of the undersigned contained in, the Custody Agreement among the Company, the Selling Stockholders and the Custodian and, with respect to certain matters, Cantor, substantially in the form attached as Annex D to the Selling Stockholders Documents and with such changes thereto as may be approved in the sole discretion of the Attorneys-in-Fact, or any of them acting alone, such approval to be conclusively evidenced by the execution and delivery of the Custody Agreement by the Attorneys-in-Fact, or any of them acting alone, pursuant to which the undersigned shall authorize the Custodian to place in escrow in a book-entry account established for such purpose the Shares receivable pursuant to the Selling Stockholder’s Distribution Rights and/or receivable upon exchange of Founding Partner Interests proposed to be exchanged by the Selling Stockholders up to the Maximum Amount immediately upon the issuance and delivery of such Shares in connection with the Proposed Offering;

(c) for the purpose of effecting such sale, to negotiate, execute, deliver and perform the undersigned’s obligations under, and to make the representations, warranties, covenants and agreements on behalf of the undersigned (including agreeing to a lock-up whereby the undersigned agrees not to sell or transfer any of the securities of the Company or other securities convertible, exchangeable or exercisable for securities of the Company held by the undersigned for a 90-day period, extendable by an additional 18 days under certain circumstances, subject to certain limited exceptions) to be contained in, an underwriting agreement, substantially in the form attached as Annex E to the Selling Stockholders Documents, and with such changes thereto (including the purchase price per Share to be paid by the Underwriters and the number (or method of determining the number) of Shares (not to exceed the Maximum Amount in the aggregate) to be sold by the undersigned in the Proposed Offering) as approved by the Attorneys-in-Fact under the Powers of Attorney, or either of them acting alone, in their sole discretion may approve, such approval to be conclusively evidenced by the execution and delivery of the Underwriting Agreement by the Attorneys-in-Fact, or either of them acting alone (the “Underwriting Agreement”);

(d) to execute and deliver any amendments, modifications or supplements to the Underwriting Agreement and the Custody Agreement, to amend, modify or supplement any of the terms thereof including, without limitation, the terms of the Proposed Offering; provided, however, that no such amendment shall increase the number of the Shares to be sold by the undersigned to more than the Maximum Amount in the aggregate;

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(e) to give such orders and instructions to the Custodian or any other person as the Attorneys-in-Fact, or either of them, in their or his sole discretion shall determine, with respect to (i) the transfer of Shares on the books of the Company in order to effect the sale to the Underwriters, including giving the name or names in which appropriate book-entries for such Shares are to be made and the denominations thereof, (ii) the purchase of any transfer tax stamps necessary in connection with the transfer of the Shares, (iii) the delivery to or for the account of the Underwriters of book-entry credits, representing such Shares against receipt by the Custodian of the purchase price to be paid therefor, (iv) the payment by the Custodian out of the proceeds of such sale of any expenses that are to be borne by the undersigned in connection with the offer, sale and delivery of the Shares, any transfer taxes payable in connection with the transfer of the Shares to the Underwriters or any payment under Section 7(b) of this Power of Attorney and (v) the return to the undersigned of credits to the appropriate book-entry account(s), representing that number of Shares, if any, that is in excess of the number of Shares sold by the undersigned to the Underwriters as specified in the Underwriting Agreement and to be sold at any subsequent Option Closing Date (as defined in the Underwriting Agreement);

(f) to join the Company in withdrawing the Registration Statement, or any prospectus (preliminary or final) contained therein or filed pursuant to Rule 424 of the Securities Act of 1933, as amended (the “1933 Act”), or in any amendment or supplement thereto, if the Company should desire to withdraw such Registration Statement or prospectus;

(g) to retain legal counsel in connection with any and all matters referred to herein (which counsel may, but need not be, counsel for the Company);

(h) to agree upon the allocation and to arrange payment therefor of the expenses of the Proposed Offering (including, without limitation, the fees and expenses of the Custodian and the fees and expenses of counsel referred to above) between and among the Company and the Selling Stockholders, including the undersigned;

(i) to authorize the appropriate book-entries representing the Shares to be sold by the undersigned; and

(j) to make, execute, acknowledge and deliver all other contracts, orders, receipts, notices, requests, instructions, certificates, letters and other writings, including communications to the Commission (including a request or requests for acceleration of the effective date of the Registration Statement) and state securities law authorities, any amendments to the Underwriting Agreement, the Custody Agreement or any agreement with the Company with regard to expenses and certificates and other documents required to be delivered by or on behalf of the undersigned to exchange the applicable number of the Selling Stockholder’s Founding Partner Interests and pursuant to the Underwriting Agreement or the Custody Agreement, and specifically to authorize the appropriate book entries, relating to the Shares to be sold by the undersigned, and in general to do all things and to take all action which the Attorneys-in-Fact, or either of them acting alone, may consider necessary or proper in connection with, or to carry out and comply with, all terms and conditions of the Underwriting Agreement and the Custody Agreement and the

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aforesaid exchange of Founding Partner Interests and sale of Shares to the several Underwriters.

(k) to determine the number of Shares to be sold in the Proposed Offering by the undersigned and/or the undersigned’s trust or similar estate planning vehicle, if any (but in no event greater than the Maximum Amount), and to allocate any such sale of Shares among the undersigned’s and/or the undersigned’s trust or similar estate planning vehicle’s, Shares receivable pursuant to Distribution Rights and/or Shares receivable upon exchange of Founding Partner Interests, or a combination thereof, at the Attorneys-in-Fact’s sole discretion; provided that the undersigned acknowledges and agrees that the Attorneys-in-Fact may determine to sell some or all or none of the Shares proposed to be offered up to the Maximum Amount and the Attorneys-in-Fact may not and do not have to treat all Selling Stockholders equally in determining how many Shares will be sold by a particular Selling Stockholder.

2. The undersigned hereby makes, at and as of the date of this Power of Attorney, with and to the Company, its counsel, and the several Underwriters each of the representations, warranties, covenants and agreements of each Selling Stockholder as are and will be set forth in the Underwriting Agreement (set forth in Section 1(b) of the draft Underwriting Agreement attached as Annex E to the Selling Stockholders Documents), and all such representations, warranties, covenants and agreements are incorporated by reference herein in their entirety (the representations, warranties, covenants and agreements being subject, however, to the exception that orders or other authorizations that may be required under the 1933 Act in connection with the purchase and distribution by the Underwriters of the Shares to be sold by the undersigned have not yet been obtained); provided that, with respect to the representations and warranties set forth in Section 1(b)(i) of the Underwriting Agreement (or any similar representations and warranties that may be included in the final Underwriting Agreement), the undersigned shall make such representations and warranties as of the date of the Underwriting Agreement, at the Closing Date (as defined therein) and the Option Closing Date (as defined therein), as the case may be.

The undersigned further:

(a) represents and warrants to, and agrees with, the Company, its counsel and the several Underwriters that this Power of Attorney has been and the Custody Agreement and any other document to be executed by the Attorneys-in-Fact in connection with the undersigned’s exchange of any Founding Partner Interests and sale of Shares when executed, will be duly executed and delivered by or on behalf of the undersigned and constitute valid and binding agreements of the undersigned in accordance with their respective terms;

(b)(i) confirms to the Company, its counsel and the several Underwriters the accuracy of the information concerning the undersigned and the undersigned’s ownership of Shares and rights to acquire Shares in the Company contained in the Selling Stockholder Notice and Questionnaire furnished to the undersigned together with this Power of Attorney or other written document furnished by the undersigned to the Company for purposes of the Registration Statement or any prospectus (preliminary or final) contained therein or filed pursuant to Rule 424 under the 1933 Act or in any amendment or supplement thereto, (ii) agrees with the Company and the several Underwriters

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immediately to notify the Company and promptly (but in any event within one business day thereafter) via telephone as provided in paragraph 15 and to confirm the same in writing in accordance with paragraph 15 if, during the period or at the date(s) referred to in paragraph 4 hereof, there should be any change affecting the accuracy of the above-mentioned information, or if any section of any Registration Statement or prospectus delivered to the undersigned should be inaccurate, and (iii) agrees with the Company and the several Underwriters that for all purposes of the representations, warranties, covenants and agreements incorporated by reference herein from the Underwriting Agreement, delivery of this Power of Attorney and the statements contained herein constitute (and in the absence of any such notification as is referred to in subclause (ii) given prior to the date on which the Underwriting Agreement is executed and delivered by the undersigned will constitute on a continuing basis) written information furnished by the undersigned to the Company for use in the Registration Statement and any such prospectus, amendment or supplement; and

(c) understands and agrees that any Shares issuable to the undersigned pursuant to acceleration of Distribution Rights or upon exchange by the undersigned of Founding Partner Interests in connection with the transactions contemplated by this Power of Attorney and the undersigned’s Selling Stockholder Notice and Questionnaire will be issued to the undersigned solely for purposes of sale in the Proposed Offering and that no other person may have any rights or interest in the Shares that would prevent, hinder or delay such sale.

3. Except as provided below, this Power of Attorney shall be irrevocable. This Power of Attorney and all authority conferred hereby are granted and conferred subject to the interests of the Underwriters and the other Selling Stockholders; and, in consideration of those interests and for the purpose of completing the Proposed Offering and this Power of Attorney, this Power of Attorney and all authority conferred hereby, to the fullest extent enforceable by law, shall be deemed an agency coupled with an interest and be irrevocable and not subject to termination by the undersigned or by operation of law, whether by the death or incapacity of the undersigned or any executor or trustee or the termination of any estate or trust or by the dissolution or liquidation of any corporation, partnership or limited liability company or by the occurrence of any other event, and the obligations of the Selling Stockholder under the Underwriting Agreement or any other document or agreement signed by the Attorneys-in-Fact, or any of them acting alone, pursuant to the terms hereof similarly are not to be subject to termination. If any such individual or any such executor or trustee should die or become incapacitated or if any such estate or trust should be terminated or if any such corporation or partnership should be dissolved or liquidated or if any other such event should occur, before the delivery of the Shares to be sold by the undersigned under the Underwriting Agreement, certificates representing such Shares shall be delivered by or on behalf of the undersigned, or authorization for book-entry transfers to an escrow account for such Shares shall be granted by you on behalf of the undersigned, as applicable, in accordance with the terms and conditions of the Underwriting Agreement, the Custody Agreement, and of any other document or agreement signed by any Attorneys-in-Fact, or any of them acting alone, pursuant to the terms hereof and all other actions required to be taken under the Underwriting Agreement or the Custody Agreement shall be taken, and actions taken by the Attorneys-in-Fact, or either of them acting alone, pursuant to this Power of Attorney and by the Custodian under the Custody Agreement shall be as valid as if such death, incapacity, termination,

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dissolution, liquidation or other event had not occurred, regardless of whether or not the Custodian, the Attorneys-in-Fact, or either of them acting alone, shall have received notice of such death, incapacity, termination, dissolution, liquidation or other event.

Notwithstanding the foregoing, if the Underwriting Agreement is not executed and delivered on or prior to December 31, 2008, or if the Underwriting Agreement is terminated pursuant to its terms, then from and after such date the undersigned shall have the power to revoke all authority hereby conferred by giving written notice to each of the Attorneys-in-Fact that this Power of Attorney has been terminated. The termination of this Power of Attorney in accordance with the express provisions of this paragraph 3 shall be subject to all lawful action done or performed by the Attorneys-in-Fact or either one of them, pursuant to this Power of Attorney prior to such termination. The provisions of paragraphs 2 and 4 through 16 shall survive any such termination of this Power of Attorney.

4. The undersigned ratifies all that the Attorneys-in-Fact shall do by virtue of this Power of Attorney. All actions may be taken by either of the Attorneys-in-Fact alone. In acting hereunder, the Company, its counsel, any counsel to any of the selling stockholders and the Attorneys-in-Fact may rely on the representations, warranties, covenants and agreements of the undersigned made in the Custody Agreement, the Selling Stockholder Notice and Questionnaire and the Underwriting Agreement. In the event that any statement, request, notice or instruction given by one Attorney-in-Fact shall be inconsistent with that given by another, any such statement, request, notice or instruction from Howard W. Lutnick shall prevail.

5. The undersigned understands and agrees that the Maximum Amount set forth above is subject to being scaled back pursuant to this Power of Attorney hereby appointing Howard W. Lutnick and Stephen M. Merkel as Attorneys-in-Fact for the undersigned. The undersigned further understands and agrees that any Shares issued in exchange will be issued solely for purposes of sale by the undersigned in the Proposed Offering and that no other person may have any rights or interest in the Shares that would prevent, hinder or delay such sale.

6. The undersigned agrees to irrevocably release, forever discharge, and hold free and harmless the Company and its counsel, the Underwriters and their counsel, and the Attorneys-in-Fact, jointly and severally, free and harmless from any and all loss, damage, liability or expense (whether known or unknown, suspected or unsuspected, matured or unmatured, fixed or contingent) incurred in connection herewith, including reasonable attorney’s fees and costs, which they, or either of them acting alone, may sustain as a result of any action taken in good faith and without gross negligence or willful misconduct hereunder or as the result of any breach by the undersigned of any representation, warranty, covenant or agreement contained herein or in the Underwriting Agreement or the Custody Agreement.

7. Each Selling Stockholder authorizes the Attorneys-in-Fact to direct all or a portion of the proceeds of the sale of Shares that are received pursuant to the Distribution Rights or upon exchange of Founding Partner Interests on behalf of such Selling Stockholder to the payment in full, of any then outstanding CFLP HDII Account, CFLP HDIII Account (each as defined in the Partnership Agreement of BGC Holdings) and/or any other indebtedness or obligation of such Selling Stockholder to Cantor, the Company, or any of their affiliates or any indebtedness or obligation of such Selling Stockholder guaranteed by or otherwise credit-enhanced by such entities, and agrees with the Attorneys-in-Fact (for the Attorneys-in-Fact and/or on behalf

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of any relevant employer or contributor) that the Attorneys-in-Fact may first deduct from such proceeds any applicable taxes, insurance payment or other similar liability, including (in accordance with the partnership agreements of Cantor and BGC Holdings, as the case may be), but not limited to, any United Kingdom Pay As You Earn and employee and employer National Insurance Contributions liabilities arising in connection with receipt of the Shares or the right to receive the Shares. Because BGC Partners is not required to effect any exchange of Founding Partner High Distribution II Interests or High Distribution III Interests (each as defined in the Partnership Agreement of BGC Holdings) unless and until the holder has paid in full any CFLP HDII Account or CFLP HDIII Account with respect thereto, any Selling Stockholder who holds such Interests authorizes the Attorneys-in-Fact, or either of them acting alone, to execute a promissory note on such Selling Stockholder’s behalf in favor of Cantor for an amount equal to the lesser of (i) such Selling Stockholder’s CFLP HDII Account and/or CFLP HDIII Account or (ii) the net proceeds payable to such Selling Stockholder after deducting the amounts set forth in the first sentence of this Section 7. Any remaining proceeds will be promptly provided (as soon as practicable) to such Selling Stockholder via check at the address indicated by such Selling Stockholder on the signature page hereto.

8. In case any provision in this Power of Attorney shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

9. If the undersigned is (i) acting as trustee or in any fiduciary or representative capacity, the undersigned has also delivered duly certified copies of each trust agreement, will, letters testamentary or other instrument pursuant to which the undersigned is authorized to act as a Selling Stockholder; (ii) a corporation, the undersigned has also delivered (A) duly certified resolutions of its board of directors authorizing it to enter into this Power of Attorney, the Underwriting Agreement and the Custody Agreement and to execute any other documents in connection therewith and duly certified copies of such corporation’s by-laws, certificate of incorporation or other organizational documents or (B) a secretary’s certificate attesting to the authority of the signatories; (iii) a partnership, the undersigned has also delivered extracts of any applicable provisions of its partnership agreement (and applicable provisions of the organizational documents or partnership agreement(s) of the general partner(s) of such partnership) authorizing such partnership to enter into this Power of Attorney, the Underwriting Agreement and the Custody Agreement and to execute any other documents in connection therewith; (iv) a limited liability company, the undersigned has also delivered extracts of any applicable provisions of its limited liability company agreement (and applicable provisions of the organizational documents or partnership or limited liability company agreement(s) of the manager(s) or managing member(s) of such limited liability company) authorizing such limited liability company to enter into this Power of Attorney, the Underwriting Agreement and the Custody Agreement and to execute any other documents in connection therewith; or (v) any other type of entity, the undersigned has also delivered extracts and duly certified copies of similar documents authorizing such entity to enter into this Power of Attorney, the Underwriting Agreement and the Custody Agreement and to execute any other documents in connection therewith.

10. The undersigned agrees to deliver such additional documentation (including additional copies of the documentation referred to in Section 9) as the Attorneys-in-Fact, the Company, the Representatives, the Custodian or any of their respective counsel may reasonably

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request to effectuate or confirm compliance with any of the provisions hereof or of the Custody Agreement or the Underwriting Agreement, all of the foregoing to be in form and substance reasonably satisfactory in all respects to the party requesting such documentation.

11. If the undersigned is a retired limited partner of Cantor, the undersigned (if such undersigned person is a U.S. person (including a U.S. resident alien)) has submitted to the Attorneys-in-Fact for submission to the Custodian a properly completed and signed Substitute W-9 (or, if a non-U.S. person, an appropriate IRS Form W-8).

12. No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Power of Attorney.

13. It is agreed that irreparable damage would occur in the event any provision of this Power of Attorney was not performed in accordance with the terms hereof and that the parties hereto shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

14. The undersigned, to the fullest extent permitted by applicable law, irrevocably submits to the exclusive jurisdiction of any state or federal court located in the County of New York over any suit, action or proceeding arising out of or relating to or concerning this Power of Attorney. It is acknowledged that the forum designated by this Power of Attorney has a reasonable relationship to this Power of Attorney, and to the relationship between the undersigned and the Attorneys-in-Fact. Notwithstanding the foregoing, nothing herein shall preclude any party to this Power of Attorney from bringing any action or proceeding in any other court for the purpose of enforcing this choice of forum provision. It is agreed that service of any process, summons, notice or document by U.S. registered mail to: Stephen M. Merkel, in the case of the Attorneys-in-Fact, or to the address set forth in the records of the Custodian, in the case of the undersigned, shall be effective service of process for any action, suit or proceeding in New York with respect to any matters for which it has submitted to jurisdiction pursuant to this Power of Attorney.

15. It is agreed that the agreement as to forum is independent of the law that may be applied in the action, and the undersigned, to the fullest extent permitted by applicable law, (i) agrees to such forum even if the forum may under applicable law choose to apply non-forum law, (ii) hereby waives, to the fullest extent permitted by applicable law, any objection which the undersigned now or hereafter may have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding in any court referred to in this Power of Attorney, (iii) undertakes not to commence any action arising out of or relating to or concerning this Power of Attorney in any forum other than the forum described herein and (iv) agrees that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any such suit, action or proceeding in any such court shall be conclusive and binding upon the undersigned.

16. This Power of Attorney shall be governed by, and construed in accordance with, the laws of the State of New York.

17. All notices, consents, waivers and other communications required or permitted by this Power of Attorney shall be made in writing and shall be deemed to be given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight

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courier service (costs prepaid); (b) sent by facsimile with confirmation of transmission by the transmitting equipment; or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested, in each case to the following addresses and facsimile numbers and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number or person as a party may designate by notice to the other parties):

If to the Attorneys-in-Fact:

BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

Attention:     General Counsel

Telephone:   (212) 610-2200

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:     Craig M. Wasserman

                      Gavin D. Solotar

Telephone:   (212) 403-1000

If to the undersigned, at the address set forth on the signature page hereto.

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Dated: ____________, 2008
Maximum Amount of Shares to be sold*:	[Insert Social Security Number or Taxpayer ID Number of Selling Stockholder, if U.S. Taxpayer]

Witness: Name:	1. FOR INDIVIDUALS** Signature of Selling Stockholder

[Insert Full Name of Selling Stockholder]

Address: Telephone

Witness:	2. FOR ENTITIES**

Name:	[Insert Full Name of Selling Stockholder]

By: Name: Title:
Address: Telephone

* Please note that the Maximum Amount of Shares to be sold may not exceed, in the aggregate, the number of Shares you are entitled to receive pursuant to your Distribution Rights and/or the number of Shares you are entitled to receive upon exchange of your Founding Partner Interests that are currently exchangeable.

Note: Currently, each Distribution Right entitles the holder to two Shares and each unit of a currently exchangeable Founding Partner Interest entitles the holder to one Share. This exchange rate is subject to adjustment under certain circumstances, as provided in the terms of your Distribution Rights and/or Founding Partner Interests. To the extent that the exchange ratio adjusts between the date hereof and the time of receipt or exchange in connection with the Proposed Offering, you will be electing to sell that number of Shares receivable pursuant to Distribution Rights and/or that number of Shares into which Founding Partner Interests are exchangeable at that

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time but in no event in excess of the Maximum Amount. The undersigned Selling Stockholder acknowledges and agrees that the Attorneys-in-Fact reserve the right, for any reason or for no reason in their sole and absolute discretion, to cut back (in whole or in part) the number of the Selling Stockholder’s Shares receivable pursuant to Distribution Rights and/or Shares receivable upon exchange of Founding Partner Interests that the Selling Stockholder will be permitted to sell in the Proposed Offering.

** You should sign in exactly the same manner as the Distribution Rights and/or Founding Partner Interests owned by you are registered and include separate signatures for each different form in which interests are registered. For married individuals who are resident of the State of California, you must have your spouse execute the acknowledgment included as Schedule 1.

NOTE: FOR U.S. SIGNATORIES ONLY, ALL SIGNATURE(S) ON THIS POWER OF ATTORNEY MUST BE EITHER MEDALLION GUARANTEED OR ELSE MUST BE NOTARIZED; SEE BELOW.

Signature(s) guaranteed by:

[OR]

STATE OF	)

ss.:

COUNTY OF	)

On the _____ day of __________, 2008 before me personally came to me known and known to me to be the individual described in, and who executed the foregoing instrument, and (s)he acknowledged to me that (s)he executed the same.

Notary Public

My term expires: ____________________

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Schedule 1

California Spousal Acknowledgment

The undersigned resident of the State of California, a community property jurisdiction, is the spouse of a signatory to the foregoing Power of Attorney and hereby acknowledges that he or she (i) has read and understood the Power of Attorney, the Custody Agreement and the form of the draft Underwriting Agreement and consulted such advisors as he or she has deemed appropriate, (ii) deems the terms of the Power of Attorney, the Custody Agreement and the form of the draft Underwriting Agreement as they affect the Interests and status of his or her spouse to extend fully to any community property or other marital right he or she may have therein, and (iii) agrees not to take any action or assert any claim purporting to have any different right or obligation than his or her spouse in respect thereof.

Name of Spouse:

EXHIBIT 18

FORM OF LOCK-UP AGREEMENT FOR OFFICERS, DIRECTORS

AND STOCKHOLDERS

[Date]

BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

and

Deutsche Bank Securities Inc.

and

Cantor Fitzgerald & Co.

As Representatives of the

Several Underwriters

c/o Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, New York 10005

and

c/o Cantor Fitzgerald & Co.

110 East 59th Street

New York, New York 10022

Ladies and Gentlemen:

The undersigned understands that Deutsche Bank Securities Inc., and Cantor Fitzgerald & Co., as representatives (the “Representatives”) of the several underwriters (the “Underwriters”), proposes to enter into an Equity Underwriting Agreement (the “Underwriting Agreement”) with BGC Partners, Inc. (the “Company”), Cantor Fitzgerald, L.P., BGC Partners, L.P., BGC Global Holdings, L.P., BGC Holdings, L.P. and the Selling Stockholders set forth in Schedule II thereof providing for the public offering by the Underwriters, including the Representatives, of Class A common stock, par value $0.01 (the “Class A Common Stock”), of the Company (the “Public Offering”). References herein to Common Stock shall mean collectively, the Company’s Class A Common Stock and the Company’s Class B common stock, $0.01 par value.

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned agrees that, without the prior written consent of the Representatives, the undersigned will not, directly or indirectly, offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of Common Stock (including, without limitation, shares of Common Stock of the Company which may be deemed to be beneficially owned by the undersigned on the date hereof in accordance with the rules and regulations of the U.S. Securities and Exchange Commission, shares of Common Stock which may be issued upon exercise of a stock option or warrant and any other security convertible into or exchangeable for Common Stock) or enter into any Hedging Transaction (as defined below) relating to the Common Stock (each of the foregoing referred to as a “Disposition”) during the period specified in the following paragraph (the “Lock-Up Period”). The foregoing restriction is expressly intended to preclude the undersigned from engaging in any Hedging Transaction or other transaction which is designed to or reasonably expected to lead to or result in a Disposition during the Lock-Up Period even if the securities would be disposed of by someone other than the undersigned. “Hedging Transaction” means any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Common Stock.

The initial Lock-Up Period will commence on the date hereof and continue until, and include, the date that is 90 days after the date of the effectiveness of the final Prospectus relating to the Public Offering (the “Initial Lock-Up Period”); provided, however, that if (1) during the last 17 days of the Initial Lock-Up Period, (A) the Company releases earnings results or (B) material news or a material event relating to the Company occurs, or (2) prior to the expiration of the Initial Lock-Up Period, the Company announces that it will release earnings results during the 16-day period following the last day of the Initial Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of material news or a material event relating to the Company, as the case may be, unless the Representatives waives, in writing, such extension.

Notwithstanding the foregoing, the undersigned may transfer (a) shares of Common Stock to the Underwriters pursuant to the Underwriting Agreement or, with respect to sales of shares of Common Stock directly to BGC Partners as described in the Prospectus (as defined in the Underwriting Agreement), shares of Common Stock to the Company, (b) shares of Common Stock acquired in open market transactions by the undersigned after the completion of the Public Offering, and (c) any or all of the shares of Common Stock or other securities convertible into or exchangeable or exercisable for shares of Common Stock or derivatives of Common Stock owned by the undersigned on the date of the Underwriting Agreement or Common Stock issuable upon exercise of options or warrants held by the undersigned on the date of the Underwriting Agreement if the transfer is (i) by gift or for other estate planning purposes, (ii) a charitable donation or gift, or (iii) distribution to partners, members or stockholders of the undersigned; provided, however, that in the case of a transfer pursuant to clause (c) (i) or (iii) above, other than in the case of Firm Shares or Options Shares (each as defined in the Underwriting Agreement) being sold pursuant to the Underwriting Agreement, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding the securities subject to the provisions of this Lock-Up Agreement.

In addition, the undersigned hereby waives any and all notice requirements and rights with respect to registration of securities pursuant to any agreement, understanding or otherwise setting forth the terms of any security of the Company held by the undersigned, including any registration rights agreement to which the undersigned and the Company may be party; provided that such waiver shall apply only to the proposed Public Offering, and any other action taken by the Company in connection with the proposed Public Offering.

The undersigned hereby agrees that, to the extent that the terms of this Lock-Up Agreement conflict with or are in any way inconsistent with any registration rights agreement to which the undersigned and the Company may be a party, this Lock-Up Agreement supersedes such registration rights agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Notwithstanding anything herein to the contrary, if the closing of the Public Offering has not occurred prior to June 30, 2008 or if the Underwriting Agreement shall be terminated, this agreement shall be of no further force or effect.

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Number of shares owned subject to warrants, options or convertible securities:	Certificate numbers: